SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **August 24, 2004**

ALLETE, Inc.

(Exact name of Registrant as specified in it charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices)
(Zip Code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

On August 24, 2004 Donald J. Shippar and Heidi J. Eddins were elected to serve on ALLETE, Inc.'s (ALLETE or Company) Board of Directors beginning September 21, 2004. Mr. Shippar and Ms. Eddins will serve as directors until the 2005 Annual Meeting of Shareholders of the Company. As previously anticipated in connection with the spin-off of ADESA, Inc. (ADESA), David G. Gartzke resigned from his positions as director and chairman of the Board of ALLETE effective September 20, 2004. Wynn V. Bussmann, Dennis O. Green, Donald C. Wegmiller and Deborah L. Weinstein also resigned from their positions as directors of ALLETE effective September 20, 2004. Mr. Gartzke, Mr. Bussmann, Mr. Green, Mr. Wegmiller and Ms. Weinstein will all serve on ADESA's Board of Directors.

Mr. Shippar, 55, is currently president and chief executive officer of ALLETE. Ms. Eddins, 48, is executive vice president, secretary and general counsel of Florida East Coast Industries, Inc., which owns, develops, leases and manages commercial and industrial properties, and owns and operates a regional freight railroad along the east coast of Florida. It is anticipated that Ms. Eddins will be named to serve on the compensation committee.

ITEM 5.03   AMENDMENT TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR

Effective July 20, 2004 ALLETE's Board of Directors adopted amendments to the Company's bylaws to include shareholder nomination procedures and advance notice.

Under the bylaws, as amended, nominations of persons for election to the Board of Directors must be made by either the Board of Directors (or a committee thereof) or by a shareholder entitled to vote who has delivered written notice to the Company's Secretary (containing certain information specified in the bylaws about the shareholder and the proposed nominee) not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of shareholders. The bylaws provide alternative deadlines if the annual meeting is called for a date that is not within 25 days before or after such anniversary date or in the case of a special meeting of shareholders.

Under the bylaws, as amended, no business may be transacted at an annual meeting of shareholders unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the Board of Directors (or a committee thereof) or by a shareholder entitled to vote who has delivered written notice to the Company's Secretary (containing certain information specified in the bylaws about the shareholder and the proposed action) not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of shareholders. The bylaws provide alternative deadlines if the annual meeting is called for a date that is not within 25 days before or after such anniversary date.

On August 24, 2004 ALLETE's Board of Directors adopted an amendment to the Company's bylaws, which clarifies that the notice required to be given by shareholders in order to raise an issue at a meeting of the shareholders of at least 60 days and no more than 90 days prior to the date of such meeting applies to the extent not otherwise provided by Rule 14a-8 of the rules and regulations of the Securities and Exchange Commission.

ITEM 5.04 TEMPORARY SUSPENSION OF TRADING UNDER REGISTRANT'S EMPLOYEE BENEFIT PLANS

ALLETE provided a notice dated August 25, 2004 to its directors and executive officers informing them that a blackout period will be in effect beginning 3:00 p.m. (Central Time) on September 10, 2004 through not later than September 23, 2004 (unless extended) restricting them from, directly or indirectly, purchasing, acquiring, exercising, selling or otherwise transferring certain equity securities of the Company. The notice was provided to ALLETE's directors and executive officers in accordance with Section 306 of the Sarbanes-Oxley Act of 2002 and Rule 104 of Regulation BTR, "Blackout Trading Restriction."

With respect to the notice required by Section 101(i)(2)(E) of the Employee Retirement Income Security Act of 1974, the issuer ALLETE is also the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan administrator. Therefore, the notice to directors and officers required by Rule 104 of Regulation BTR has been provided in accordance with Rule 104(b)(2)(i)(B) of Regulation BTR.

A copy of the notice is attached as Exhibit 99(a) to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 7.01 REGULATION FD DISCLOSURE

On August 24, 2004 ALLETE sent a letter and communication material to its shareholders regarding the spin-off of the Company's majority-owned subsidiary, ADESA, and the one-for-three reverse stock split (as more fully described in Item 8.01 and Exhibit 99(b) of this Current Report on Form 8-K). Copies of the letter and communication material are attached to this Current Report on Form 8-K as Exhibit 99(c) and are furnished pursuant to Regulation FD. Such letter and communication material included in Exhibit 99(c) attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ITEM 8.01 OTHER EVENTS

Reference is made to the 2003 Form 10-K of ALLETE for background information on the following update. Unless otherwise indicated, cited references are to ALLETE's 2003 Form 10-K.

Ref. Page 11 – Sixth and Tenth Paragraphs
Ref. Page 38 – Fourth Full Paragraph through Tenth Paragraph
Ref. Form 10-Q for the quarter ended March 31, 2004, Page 20 – Last Paragraph
Ref. Form 10-Q for the quarter ended March 31, 2004, Page 21 – First Paragraph
Ref. Form 8-K dated and filed June 16, 2004
Ref. Form 10-Q for the quarter ended June 30, 2004, Page 24 – Last Paragraph

On August 24, 2004 ALLETE's Board of Directors declared the effective date of the previously announced spin-off of its majority-owned subsidiary, ADESA, to be September 20, 2004 at 11:59 a.m. Eastern Time. The spin-off will occur by means of a distribution to its shareholders of all of ALLETE's shares of common stock in ADESA. ALLETE estimates that one share of ADESA common stock will be distributed for each outstanding share of ALLETE common stock. The final ratio will be fixed after the record date and will be calculated based upon the ratio of the number of shares of ADESA common stock to be distributed by ALLETE to the actual number of shares of ALLETE common stock outstanding on September 13, 2004, the record date. Additionally, in connection with the spin-off, ALLETE's Board of Directors approved a one-for-three reverse stock split of ALLETE's common stock, which will become effective immediately following the effective time of the spin-off, that is 12:00 p.m. Eastern Time on September 20, 2004. ALLETE's August 25, 2004 press release regarding this information is attached as Exhibit 99(b) to this Current Report on Form 8-K and incorporated by reference herein.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

3   -   Bylaws of ALLETE, Inc., as amended effective August 24, 2004.

99(a)   -   Notice of Blackout Period to Directors and Executive Officers of ALLETE, Inc. dated August 25, 2004.

99(b)   -   ALLETE News Release dated August 25, 2004 announcing the declared spin-off date of ADESA, Inc., a reverse stock split and a new dividend projection.

_____

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 4 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement our strategic objectives, including the completion and impact of the planned spin-off of our Automotive Services business;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, Canadian federal government, state and provincial legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated effects of restructuring initiatives in the electric and automotive industries;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers, as well as sellers and buyers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7. under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

August 25, 2004

<u>/s/ James K. Vizanko</u>
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

3   -   Bylaws of ALLETE, Inc., as amended effective August 24, 2004.

99(a) -   Notice of Blackout Period to Directors and Executive Officers of ALLETE, Inc. dated August 25, 2004.

99(b) -   ALLETE News Release dated August 25, 2004 announcing the declared spin-off date of ADESA, Inc., a reverse stock split and a new dividend projection.

99(c) -   Shareholder communication material dated August 24, 2004.

Exhibit 3

_____

BYLAWS OF

ALLETE, INC.

As Amended Effective August 24, 2004

_____

BYLAWS OF

ALLETE, INC.

Section 1. The annual meeting of the shareholders of this Corporation for the election of Directors and the transaction of such other corporate business as may properly come before such meeting shall be held at a time and place anywhere within or without the State of Minnesota as may be designated by the Board of Directors on the second Tuesday of May in each year after the year 1923, unless such day is a legal holiday, in which case such meeting shall be held on the next day thereafter which is not a legal holiday or a Sunday.

Section 2. Special meetings of the shareholders of this Corporation may be called for any purpose or purposes at any time by the Chairman of the Board, by the President, by the Board of Directors or any two or more members thereof, the Executive Committee, or, in the manner hereinafter provided, by one or more shareholders as permitted under Minnesota law. The place of such special meetings shall be at the registered office of this Corporation in Duluth, Minnesota, or at such other place in Duluth as the Directors may determine.

Upon request in writing, by registered mail or delivered in person to the Chairman of the Board, the President, a Vice-President or Secretary, by any person or persons entitled to call a meeting of shareholders, it shall be the duty of such officer forthwith to cause notice to be given to the shareholders entitled to vote of a meeting to be held at such time as such officer may fix, not less than ninety (90) days after the receipt of such request. If such notice shall not be given within sixty (60) days after delivery or the date of mailing of such request, the person or persons requesting the meeting may fix the time of meeting and give notice in the manner hereinafter provided.

Notice of special meetings shall state the time, place and purpose thereof.

Section 3.   Notice of every meeting of shareholders shall be mailed by the Secretary or the officer or other person performing the Secretary's duties, not more than sixty (60) days and not less than ten (10) days before the meeting, to each shareholder of record entitled to vote, at his or her post office address as shown by this Corporation's records; provided, however, that if a shareholder waives notice thereof before, at, or after the meeting, notice of the meeting to such shareholder is unnecessary. It shall not be necessary to publish notice of any meeting of shareholders.

No business may be transacted at an annual meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 3 and on the record date for the determination of shareholders entitled to notice of and to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 3.

Except as provided by Securities and Exchange Commission Rule 14a-8, and in addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a shareholder's notice to the Secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 3; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 3 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 4.   The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting may be adjourned from time to time.

Section 5.   Meetings of the shareholders shall be presided over by the Chairman of the Board, if there be a Chairman of the Board present, otherwise by the President, or, if the President is not present, by a Vice-President, or if neither the President nor a Vice-President is present, by a Chairman to be elected at the meeting. The Secretary of this Corporation shall act as Secretary of such meetings, if present.

Section 6.   Subject to the provisions of Article III of the Articles of Incorporation as amended, each shareholder entitled to vote shall be entitled to one vote for each share of voting stock held by the shareholder and may vote and otherwise act in person or by proxy at each meeting of shareholders.

Section 7.   Any unissued stock of this Corporation, not or hereafter authorized, may be issued and disposed of by the Board of Directors at any time and from time to time, to such persons, firms, corporations or associations, upon such terms and for such consideration as the Board of Directors may, in its discretion, determine, except as may be limited by law or by the Articles of Incorporation of this Corporation. Shares of the Corporation's stock may be certificated or uncertificated, as provided under Minnesota law. Certificates of stock shall be of such form and device as the Board of Directors may elect, and shall be signed by the Chairman of the Board or the President or a Vice-President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of this Corporation, but when a certificate is signed by a Transfer Agent or Registrar the signature of any such corporate officer and the corporate seal, if any, upon such certificate may be facsimiles, engraved or printed.

Section 8.   The stock of this Corporation shall be transferable or assignable on the books of this Corporation by the holders in person or by attorney, and in the case of stock represented by a certificate on surrender of the certificates therefor. The Board of Directors may appoint one or more transfer agents and registrars of the stock. The Board of Directors may fix a time not exceeding sixty (60) days and not less than ten (10) days preceding the date of any meeting of shareholders as the record date for the determination of the shareholders entitled to notice of and to vote at such meeting, and in such case only shareholders of record on the date so fixed or their legal representatives shall be entitled to notice of and to vote at such meeting, notwithstanding any transfer of any shares on the books of the Corporation after any record date so fixed. The Board of Directors may close the books of the Corporation against transfer of shares during the whole or any part of such period.

Section 9.   Subject to the provisions of Article III of the Articles of Incorporation of this Corporation, (1) the management of this Corporation shall be vested in a Board of Directors, the number of which shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by affirmative vote of the majority of the Disinterested Directors, as defined in Article VII of the Articles of Incorporation, but the number of Directors shall be no less than nine (9) and no greater than fifteen (15), but no decrease shall have the effect of shortening the term of any incumbent Director. Directors shall be elected annually by the shareholders by ballot by a majority of all the outstanding stock entitled to vote, to hold office until their successors are elected and qualify; (2) subject to any rights then existing by applicable law with respect to cumulative voting, the shareholders at any meeting by a majority vote of all the outstanding stock entitled to vote, at an election of Directors, may remove any Director and fill the vacancy; (3) subject to the rights of the holders of any class or series of the then outstanding shares of voting capital stock of this Corporation, newly created directorships resulting from an increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by the shareholders or by the affirmative vote of a majority of the Disinterested Directors then in office, although less than a quorum. Directors so elected shall hold office for a term expiring at the time of the next annual election of Directors by the shareholders and until their successors are duly elected and qualify.

The Board of Directors, as soon as may be after the election in each year, shall elect from their number a Chairman of the Board and shall elect one of their number President of the Corporation, one of whom shall be designated the Chief Executive Officer of the Corporation, and shall also elect one or more Vice-President, a Secretary and Treasurer and shall from time to time appoint such other officers as they may deem proper. The same person may hold more than one office, except those of President and Vice-President. The Board of Directors also may designate, from time to time, former Directors of this Corporation as Directors Emeritus, in recognition of their long and faithful service to this Corporation. Directors Emeritus shall have no duties or responsibilities in connection with the management of the Corporation.

The officers of the Corporation shall have such powers and duties, except as modified by the Board of Directors, as generally pertain to their offices respectively, as well as such powers and duties as from time to time may be conferred upon them by the Board of Directors.

The Board of Directors may, by unanimous affirmative action of the entire Board, designate two or more of their number to constitute an Executive Committee which, to the extent determined by unanimous affirmative action of the entire Board, shall have and exercise the authority of the Board in the management of the business of the Corporation, except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in said Committee. Any such Executive Committee shall act only in the interval between meetings of the Board, and shall be subject at all times to control and direction of the Board. By unanimous vote, the Board shall have the power at any time to change the membership of such Committee and to fill vacancies in it. The Executive Committee may make such rules for the conduct of its business and may appoint such Chairman and committees and assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors, (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 9 and on the record date for the determination of shareholders entitled to notice of and to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 9.

In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a shareholder's notice to the Secretary must set forth (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 9. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 10. Meetings of the Board of Directors shall be held at the times fixed by resolution of the Board, or upon call of the Chairman of the Board, the President, or a Vice-President, or any two Directors. The Secretary or officer performing his or her duties shall give two days' notice of all meetings of Directors, provided that a meeting may be held without notice immediately after the annual election, and notice need not be given of regular meetings held at times fixed by resolution of the Board. Meetings may be held at any time without notice if all of the Directors are present, or if those not present waive notice, either before or after the meeting. Notice by mailing to the usual business or residence address of the Director not less than the time above specified before the meeting shall be sufficient. A majority of the Board shall constitute a quorum. Less than such a quorum shall have power to adjourn any meeting from time to time without notice.

Section 11. Any and all officers of this Corporation may be required at any time to give bonds for the faithful discharge of their duties in such sum, or sums, and with such sureties, as the Board of Directors may determine.

Section 12. The term of office of all officers shall be until the next election of Directors and until their respective successors are chosen and qualify, but any officer may be removed from office at any time by the Board of Directors, unless otherwise agreed by agreement in writing duly authorized by the Board of Directors; and no agreement for the employment of any officer for a longer period than one year shall be so authorized.

Section 13. The officers of this Corporation shall have such powers and duties as generally pertain to their offices, respectively, as well as such powers and duties as from time to time shall be conferred upon them by the Board of Directors or the Executive Committee.

In case any officer of the Corporation who shall have signed any bonds or certificates of stock heretofore or hereafter issued by the Corporation, or attested the seal thereon, or whose facsimile signature appears on any bond coupon or stock certificates shall cease to be such officer of the Corporation before the bonds or stock certificates so signed or sealed shall have been authenticated, delivered or issued, such bonds or stock certificates nevertheless may be authenticated, delivered or issued with the same force and effect as though the person or persons who had signed same or attested the seal thereon, or whose facsimile signature appears thereon, had not ceased to be such officer of the Corporation.

The Corporation shall reimburse or indemnify each present and future Director and officer of the Corporation (and his or her heirs, executors and administrators) for or against all expenses reasonably incurred by such Director or officer in connection with or arising out of any action, suit or proceeding in which such Director or officer may be involved by reason of being or having been a Director or officer of the Corporation. Such indemnification for reasonable expenses is to be to the fullest extent permitted by the Minnesota Business Corporation Act, Minnesota Statutes Chapter 302A. By affirmative vote of the Board of Directors or with written approval of the Chairman and Chief Executive Officer, such indemnification may be extended to include agents and employees who are not Directors or officers of the Corporation, but who would otherwise be indemnified for acts and omissions under Chapter 302A of the Minnesota Business Corporation Act, if such agent or employee were an officer of the Corporation.

Reasonable expenses may include reimbursement of attorneys' fees and disbursements, including those incurred by a person in connection with an appearance as a witness.

Upon written request to the Corporation and approval by the Chairman and Chief Executive Officer, an agent or employee for whom indemnification has been extended, or an officer or Director may receive an advance for reasonable expenses if such agent, employee, officer or Director is made or threatened to be made a party to a proceeding involving a matter for which indemnification is believed to be available under Minnesota Statutes Chapter 302A.

The foregoing rights shall not be exclusive of other rights to which any Director or officer may otherwise be entitled and shall be available whether or not the Director or officer continues to be a Director or officer at the time of incurring such expenses and liabilities.

Section 14. A Director of this Corporation shall not be disqualified by his or her office from dealing or contracting with this Corporation, either as vendor, purchaser or otherwise, nor shall any transaction or contract of this Corporation be void or voidable by reason of the fact that any Director, or any firm of which any Director is a member, or any corporation of which any Director is a shareholder or director, is in any way interested in such transaction or contract, provided that such transaction or contract is or shall be authorized, ratified or approved either (1) by vote of a majority of a quorum of the Board of Directors or of the Executive Committee, without counting in such majority of quorum any Director so interested, or being a member of a firm so interested, or shareholder or a director of a corporation so interested, or (2) by vote at a shareholders' meeting of the holders of a majority of all the outstanding shares of the stock of this Corporation entitled to vote, or by a writing or writings signed by a majority of such holders, nor shall any Director be liable to account to this Corporation for any profit realized by the Director from or through any transaction or contract of this Corporation, authorized, ratified or approved as aforesaid, by reason of the fact that the Director, or any firm of which the Director is a member, or any corporation of which the Director is a shareholder or director, was interested in such transaction or contract; provided however, that this Corporation shall not lend any of its assets to any of its officers or Directors, nor to any of its shareholders on the security of its own shares. Nothing herein contained shall create any liability in the events above described or prevent the authorization, ratification or approval of such contracts or transactions in any other manner provided by law.

Section 15. The Board of Directors is authorized to select such depository or depositories as they shall deem proper for the funds of this Corporation. All checks and drafts against such deposited funds shall be signed by persons to be specified by the Chairman of the Board, by the

President or a Vice-President of the Corporation with the concurrence of its Treasurer.

Section 16. The Board of Directors shall have power to authorize the payment of compensation to the Directors for services to this Corporation, including fees for attendance at meetings of the Board of Directors, and to determine the amount of such compensation and fees.

Section 17. The corporate seal of this Corporation shall be in such form as the Board of Directors shall prescribe.

Section 18. The shareholders may alter or amend these Bylaws by a majority vote of all the outstanding stock of this Corporation entitled to vote at any meeting duly held as above provided, the notice of which includes notice of the proposed alteration or amendment. The Board of Directors may also alter or amend these Bylaws at any time by affirmative vote of a majority of the Board of Directors given at a duly convened meeting of the Board of Directors, the notice of which includes notice of the proposed alteration or amendment, subject to the power of the shareholders to change or repeal such Bylaws; provided that the Board of Directors shall not make or alter any Bylaws fixing their number, qualifications, classifications, or term of office, or changing the number of shares required to constitute a quorum for a shareholders' meeting.

The undersigned, Secretary of ALLETE, Inc., does hereby certify that the foregoing is a correct and complete copy of the Bylaws of ALLETE, Inc. effective as of August 24, 2004.

/s/ Deborah A. Amberg
Secretary

Exhibit 99(a)



DEBORAH A. AMBERG
Vice President,
General Counsel and Secretary

218-723-3930
Fax: 218-723-3960
E-mail: damberg@allete.com

August 25, 2004

TO: Directors and Executive Officers of ALLETE

RE: Notice of Blackout Period to Directors and Executive Officers
of ALLETE, Inc.

A blackout period for the Minnesota Power and Affiliated Companies Retirement Savings and Stock Option Plan (the "Plan") is expected to begin at 3:00 p.m. on September 10, 2004 and to end on September 23, 2004 following the spin-off of ADESA, Inc. (the "Blackout Period"). This Blackout Period will temporarily prevent participants in the Plan from engaging in transactions in ALLETE common stock in their individual accounts.

This notice is to inform you that pursuant to Section 306 of the Sarbanes-Oxley Act of 2002, you will be unable to trade in ALLETE common stock or exercise any stock options (cashless or otherwise) during the Blackout Period when participants in the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Account (the "Plan") are prevented from directing or diversifying assets in their ALLETE stock accounts under the Plan.

The reason for the Plan's blackout is to create an ADESA stock fund, in addition to the ALLETE stock fund, following completion of the spin-off of ADESA, Inc. The Plan transactions affected include directing or diversifying investments in ALLETE stock accounts.

Please be advised that the current policy established by the Board of ALLETE restricting market transactions in ALLETE common stock by directors and executive officers of both ALLETE and ADESA prior to the spin-off and restricting market transactions of ADESA common stock by the directors and executive officers of ADESA after the spin-off, remain in effect. ALLETE's policy that limits trading in ALLETE common stock as set forth in ALLETE's Purchase and Sale of Company Securities Policy, also remains in effect.

If you have any questions concerning this notice, please contact Randy Carter at 218/723-3904 or myself.

Sincerely,

Deborah A. Amberg

dml

Exhibit 99(b)



For Release: August 25, 2004
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE declares spin-off date, reverse stock split; new dividend projected for December 1 payment

DULUTH, Minn. — The board of directors of ALLETE, Inc. (NYSE: ALE) announced today that the company will distribute its remaining equity interest in ADESA, Inc. (NYSE: KAR) to ALLETE shareholders on September 20, 2004.

ALLETE expects to distribute to its shareholders one share of ADESA common stock for each outstanding share of ALLETE common stock they own on the record date of September 13, 2004. The distribution is structured to qualify as a tax-free stock dividend.

"We're very pleased to report that the full separation of these companies is imminent," said David Gartzke, chairman and CEO of ADESA and outgoing chairman of the ALLETE board. "Both companies are well positioned for the future."

ADESA common stock received by registered ALLETE shareholders as a result of the spin-off will be in book-entry form. Holders will receive a statement of ownership indicating the number of shares credited to their account.

Given the nature of the transaction, any holder of ALLETE common stock who sells shares on or before September 20 will also be selling their entitlement to receive shares of ADESA common stock in the spin-off. Investors are encouraged to consult with their financial advisors regarding the specific implications of selling ALLETE common stock before the spin-off.

ALLETE also announced that, in connection with the spin-off, its board of directors approved a one-for-three reverse stock split, which will become effective immediately following the spin-off. Every three shares of ALLETE common stock will be converted into one share of "new" ALLETE common stock.

A letter of transmittal relating to the reverse stock split will be mailed to holders of ALLETE common stock certificates once the reverse stock split is effective. These holders will ultimately receive their "new" shares in book-entry form and a cash payment for any fractional share. Participants in Invest Direct, ALLETE's direct stock purchase and dividend reinvestment plan, and the ALLETE and Affiliated Companies Employee Stock Purchase Plan will receive their whole and fractional shares resulting from the reverse split credited to their accounts.

The ALLETE board also announced that it anticipates declaring a post-spin-off quarterly dividend of 30 cents per share. The board expects to declare the dividend at a regularly scheduled meeting in October for payment on December 1.

-over-

"All registered holders of ALLETE common stock will be mailed information within the next few days," said Donald J. Shippar, president and CEO of ALLETE. "This information will describe the actions the board took and how it affects them individually."

Upon completion of the spin-off, Gartzke will continue as chairman, president and CEO of ADESA, while Shippar will remain as president and CEO of ALLETE. Gartzke will be succeeded as chairman of the ALLETE board by current director Bruce Stender.

ALLETE purchased ADESA, Automotive Finance Corporation (AFC) and several related automotive remarketing businesses in 1995. Under ALLETE's ownership, ADESA grew to become North America's largest publicly traded wholesale vehicle auction network and the largest provider of used vehicle dealer floorplan financing. The company's holdings include 53 ADESA used vehicle auctions, 28 Impact salvage vehicle auctions, and 80 AFC loan production offices.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

####

Exhibit 99(c)



DAVID G. GARTZKE
Chairman, ALLETE Board of Directors

August 24, 2004

Dear Shareholder:

Your board of directors has taken action on several issues related to the upcoming separation of ADESA from ALLETE. These matters are important to all ALLETE shareholders, and I urge you to read this letter carefully. We have enclosed with this mailing a question-and-answer sheet and a copy of a news release we issued. I want you to fully understand this transaction and the key events that will transpire over the next month.

<u>Spin-off of ADESA to ALLETE shareholders:</u>

I'm pleased to report that the **spin-off of ADESA (NYSE:KAR) from ALLETE (NYSE:ALE) will take place September 20, 2004. On that day, investors who own shares of ALLETE on the record date of September 13, 2004, are expected to receive one share of ADESA stock for each share of ALLETE they hold.** Shareholders of ALLETE will receive their ADESA shares in direct registration form. Within days after the spin-off, all ALLETE shareholders of record will automatically receive a statement of ownership from ADESA and a check for any fractional share. **No action is required by you to receive your shares of ADESA.**

The distribution of ADESA common stock is structured to qualify as a tax-free stock dividend. The result is that you will not recognize a taxable gain or loss as a result of the receipt of ADESA common stock, except with respect to any cash you may receive for a fractional share. You will receive information that will help you calculate the tax basis of your ADESA and ALLETE shares after the spin-off.

<u>One-for-three reverse stock split:</u>

The ALLETE board of directors has also declared a one-for-three reverse stock split, effective immediately following the spin-off on September 20, whereby every three shares of ALLETE that you own will be converted into one share of "new" ALLETE common stock.

This reverse split will not affect your investment interest in ALLETE and is intended to increase the share price to a range that is more appealing to a broader group of investors. Here's an example of how the reverse split will work. Let's say you own 300 shares of post-spin-off ALE priced at $9 per share before the reverse split on September 20, 2004. Immediately after the reverse stock split, you would have 100 shares of ALE priced at $27 per share. In both cases, the value of your investment is $2,700.

Investors who hold ALLETE shares in stock certificate form will have to turn in their certificates to the Company's transfer agent, Wells Fargo Bank N.A., after the spin-off to receive their "new" ALLETE shares. The "new" shares will be in direct registration form, and shareholders will receive a statement of ownership and a check for any fractional share. **Please do not send in your certificates now; instructions on how to do so will be sent to you in late September.**

Investors who hold ALLETE shares within the Invest Direct stock purchase and dividend reinvestment plan will not have to take any action to receive their "new" shares. The changed price and quantity of your shares will be reflected in the next Invest Direct statement you receive after the spin-off.

ALLETE common stock dividend:

ALLETE'S September 1 common stock dividend will be the same as the previous quarter's dividend of $0.2825 per share. The ALLETE **board of directors anticipates declaring a quarterly dividend of $.30 per post-split share** at its regular October meeting for payment on December 1, 2004 to shareholders of record on November 15, 2004.

Notice to participants in the Invest Direct plan:

In order to facilitate appropriate record keeping for these transactions, the company will be suspending all sales and transfer activity in its Invest Direct stock purchase plan from September 10 until September 20. Optional cash payments received after August 25 will buy shares in post-spin-off ALLETE.

It's gratifying for all of us at ALLETE and ADESA to be reaching the point where these two fine companies are able to pursue their strategies independently. It has been my distinct pleasure to serve as ALLETE's board chairman during a period of growth and change. As I leave ALLETE to devote my full attention to the leadership of ADESA, you may be assured that your investment in both companies is very much appreciated.

Sincerely,

David G. Gartzke
Chairman

ALLETE, Inc.

will spin off its remaining equity interest in ADESA, Inc. to shareholders in late September. Effective immediately following and in connection with the spin-off, the ALLETE board will declare a one-for-three reverse stock split, whereby each three shares will be converted into one share of "new" ALLETE common stock. The ALLETE board expects to declare a quarterly dividend of 30 cents per post-split share at its October meeting for payment on December 1.



What you will own after the spin-off:



ALE

KAR

Add share prices and dividends of ALLETE and ADESA together.



30 W. Superior St. • Duluth, MN 55802
www.allete.com

The ADESA spin-off.

The ALLETE reverse stock split.

A new ALLETE dividend.

Questions and Answers

How the transactions work for <u>you</u>.



The ADESA spin-off.

Q. What am I going to receive when ADESA is spun off?

A. On September 20, ALLETE expects to distribute one share of ADESA stock for every share of ALLETE stock you own as of September 13, and a check for the value of any fractional share. Your ADESA shares will be held in a Direct Registration System (DRS) account managed by Wells Fargo Bank N.A., ADESA's transfer agent.

Q. Do I have to do anything to receive my ADESA shares?

A. No, you will not have to do anything to receive your shares. You will automatically be mailed a statement from ADESA reflecting your ownership.

Q. What is DRS and how does it work?

A. DRS is a system for book-entry ownership of stock. It is a service in which shares are owned, recorded and transferred electronically without issuing a physical stock certificate. By having the transfer agent keep shareholder records electronically, the risk of lost or stolen stock certificates is eliminated. Shareholders still have all their traditional rights and privileges, without the necessity of holding a physical certificate. You will receive information on how to perform transactions within your DRS account when you receive your new statement of ownership. A physical stock certificate will be issued only upon request.

Q. What happens if I buy or sell shares of ALLETE before the spin-off date?

A. If you buy ALLETE stock before September 21, you'll be eligible for the ADESA spin-off shares. If you sell shares of ALLETE prior to September 21 you will also sell your entitlement to receive any corresponding ADESA spin-off shares. Please note that transactions in ALLETE's Invest Direct plan will be suspended between September 10 and September 20 to accommodate recordkeeping.

The ALLETE reverse stock split.

Q. What is a reverse stock split?

A. It is the opposite of a stock split. A reverse split results in a decrease in the number of outstanding shares with a proportionate increase in the price per share so that the total value of the stock owned remains the same. For example, if a shareholder owned 300 shares of ALLETE stock valued at $9 per share immediately after the spin-off of ADESA, he would own 100 shares valued at $27 after the one-for-three reverse stock split. In both cases the total value of his investment equals $2,700.



HOW A REVERSE STOCK SPLIT WORKS

BEFORE
YOU HAVE...
STOCK
$9
$9
$9
DIVIDEND
QUARTERLY DIVIDEND
10 CENTS EACH SHARE
TOTAL QUARTERLY
DIVIDEND OF 30 CENTS
=$27=
Stock Value
=30¢=
AFTER
YOU WILL HAVE...
STOCK
$27
DIVIDEND
QUARTERLY DIVIDEND
30 CENTS EACH SHARE
TOTAL QUARTERLY
DIVIDEND OF 30 CENTS

Q. Why was a reverse stock split declared?

A. Our research indicates that common stock priced over $20 appeals to more investors than stock that is priced well under that level. Since ALLETE stock would likely trade at a price well under $20 immediately after the spin-off of ADESA, the board declared a one-for-three reverse stock split with the intention of increasing the price to a range that is more appealing to a broader group of investors.

A new ALLETE dividend.

Q. What do I need to do to receive my "new" ALLETE shares after the reverse split?

A. If you currently hold a stock certificate, it must be turned in. You should do nothing now; you will receive instructions in late September about how to turn in your old stock certificates. After you surrender your old certificate, you will automatically be mailed a new DRS statement of ownership from ALLETE and a check for any fractional share.

If you hold your stock within an Invest Direct account, you do not have to do anything. Your next Invest Direct statement will reflect your share ownership.

Q. What will the common dividend be?

A. The September 1 common stock dividend of $0.2825 per share remains unchanged from the previous quarter. The ALLETE board of directors expects to declare a quarterly dividend of $0.30 per post-split share (which would be equivalent to $0.10 per pre-split share) at its regular October meeting for payment on December 1, 2004 to shareholders of record on November 15, 2004.

Q. Who do I contact at ALLETE with questions?

A. ALLETE Shareholder Services
30 W. Superior St., Duluth, MN 55802
800-535-3056
FAX: 218-720-2502
E-mail: shareholder@allete.com



ALLETE™